FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2005
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

JOINT   NEWS   RELEASE
March 2, 2005
Comaplex Minerals Corp. and Gold Fields Announce a Further Equity Investment
(Cdn$8.5 million) and Technical Assistance Cooperation by Gold Fields
Comaplex Minerals Corp. ("Comaplex") (www.comaplex.com) (TSX:CMF) and Gold Fields Limited ("Gold Fields") (JSE and NYSE: "GFI") are pleased to announce that Comaplex has entered into a subscription agreement (the "Subscription Agreement") with Orogen Holdings (BVI) Limited ("Orogen"), an indirect wholly-owned subsidiary of Gold Fields, whereby Orogen will purchase, on a non-brokered private placement basis, 2,428,571 common shares of Comaplex at a price of Cdn. $3.50 per share for about aggregate gross proceeds to Comaplex of Cdn. $8.5 million. This transaction is expected to close on March 4, 2005 and is subject to receipt of approval by the Toronto Stock Exchange and the South African Reserve Bank. When combined with the shares Orogen already owns in Comaplex, Orogen will own a total of 7,628,571 Comaplex shares, representing a total of 19.8 % of the issued and outstanding shares of Comaplex after giving effect to this transaction.
Gold Fields has advised Comaplex that all of the Comaplex common shares to be held by Orogen following completion are for investment purposes and that Orogen may increase or decrease its holdings at prices which it determines to be attractive at any time pursuant to market transactions or negotiated transactions.
The proceeds of the placement will be directed to the further exploration and development of the Meliadine Properties, located in the Nunavut Territory in Canada, managed by Comaplex. In connection with the closing of the equity investment under the Subscription Agreement, Comaplex and Gold Fields intend to enter into a Technical Assistance Agreement ("TA Agreement") under which Gold Fields will provide technical assistance in the planning and execution of the 2005 advanced exploration program on the Meliadine West and other properties, and, potentially additional programs thereafter. Under the terms of the TA Agreement, Gold Fields will also provide expertise on drilling locations, metallurgical testing, environmental and regulatory studies, and other information necessary to proceed towards a feasibility study.

Comaplex is a junior resource company that explores for precious metals, base metals and diamonds in Canada and internationally.
Gold Fields is one of the world's largest unhedged gold producers, with annual production of approximately 4.2 million ounces of gold and reserves of 75 million ounces and mineral resources of 179 million ounces. Gold Fields is listed on the JSE Securities Exchange (primary listing), NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange.
__________________________________
For additional information, please contact George F. Fink, President and CEO, or Mark J. Balog, Vice President - Exploration, of Comaplex at (403) 265-2846 or Cheryl Martin, Vice President, North American Investor Relations of Gold Fields, at +(303) 796- 8683.
Orogen Holding (BVI) Limited Comaplex Minerals Corp.
9 Columbus Centre Suite 901, 1015 4
th
Street SW
Pelican Drive, Road Town, Tortola Calgary, Alberta
The British Virgin Islands T2R 1J4

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs
Date: 2 March 2005